UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2012

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

As previously reported, on October 24, 2012, Collabrium Japan Acquisition share Corporation (the “Company”) consummated the initial public offering (“IPO”) of 4,000,000 of its units (“Units”).   Each Unit consists of one ordinary share, no par value per share (“Ordinary Share”), and one Warrant (“Warrant”), to purchase one Ordinary Share at an exercise price of $11.50 per share.  The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $40,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private placement (“Private Placement”) of 3,600,000 warrants (“Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant, generating total proceeds of $2,700,000.  The Private Placement Warrants, which were purchased by the Company’s initial shareholders, are identical to the warrants underlying the Units except that the Private Placement Warrants may be exercised for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company so long as they are still held by the initial purchasers or their permitted transferees. The purchasers have agreed that the Private Placement Warrants will not be sold or transferred by them (except to certain permitted transferees) until 30 days after the completion of the Company’s initial business combination.

Of the gross proceeds of the Units sold in the IPO and of the Private Placement Warrants sold in the Private Placement, $41,400,000 was placed in trust, or $10.35 per share sold in the IPO.  An audited balance sheet as of October 24, 2012 reflecting receipt of the proceeds received by the Company in connection with the consummation of the IPO and the Private Placement have been issued by the Company and is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Additionally, on October 24, 2012, acting by written consent, the Company’s Board of Directors changed the Company’s fiscal year end from December 31 to September 30. The Company will file a report on Form 20-F covering the period from February 8, 2012 (inception) to September 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 30, 2012

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Audited balance sheet and footnotes.